EXHIBIT 99.31

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 6-2003	April 24, 2003

GAMMON DISCOVERS THIRD NEW HIGH-GRADE ZONE IN DRILLING AT ITS 100%-
OWNED OCAMPO PROJECT AREA.

Two New Holes Hit High-Grade in new Las Animas Zone; OGDH-60 Cuts 3 Metres 23.2 g/t Gold and
917 g/t Silver, and OGDH-55 Cuts 3 Metres of 7.3 g/t Gold and 1,129 g/t Silver Included in 12 Metres
4.6 g/t Gold and 463 g/t Silver.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to report results from drilling programs focused at the Las Animas zone at the company’s fully-owned Ocampo project area. The latest results have identified the Las Animas as a third high-grade zone to be discovered on this property, following the previously announced Aventurero and San Juan high-grade zones. The new results indicate that this zone will not only be important in increasing resource ounces but will also have a major impact on the future mine plan at this property. A complete table of Las Animas drill results is on the following page. Below is a long section displaying the Las Animas results.

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

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The following table outlines drill results at Las Animas and a compilation of all drilling on the zone to date. The zone proves to be both extremely important in increasing the size and grade of the resource and should greatly impact the future mine plan due to the Las Animas zone being in close proximity to both the underground ramp currently in development and the other zones (refer to map below).

Table of New Release Drill Holes

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu(1:65)

Las Animas	OGDH-53	70.5	72	1.5	2.1	164	4.6

Aventurero	and	231	237	6	2.5	205	5.7

	and	273	274.5	1.5	8	911	22

Las Animas	OGDH-55	51	63	12	4.6	463	11.8

	includes	55.5	58.5	3	7.3	1,129	24.6

Aventurero	and	231	232.5	1.5	4.3	64	5.3

	and	238.5	244.5	6	6.3	223	9.7

	includes	241.5	243	1.5	11.7	427	18.2

Las Animas	OGDH-58	180	184.5	4.5	2.3	365	7.9

Las Animas	OGDH-60	87	90	3	23.2	917	37.3

Table of drill hole intercepts on Las Animas Long Section

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu(1:65)

Las Animas	BR-99-28	65	66	1	7.2	161	9.7

Las Animas	BR-99-43	45	46	1	9.5	521	17.5

Las Animas	BR-99-44	25	26	1	2.9	199	6

Las Animas	BR-99-50	41	42	1	14.5	231	18

Las Animas	ODH-230	36.6	41.1	4.6	1.7	64	2.7

San Amado - Las Animas	UGD-7	28	30	2	14.1	791	26.3

Las Animas	OGDH-11	107.1	113.1	6	3.7	193	6.7

San Amado - Las Animas	OGDH-48	51	52.5	1.5	14.1	848	27.1

		58.5	61.5	3	8.4	149	10.6

Las Animas	OGDH-53	70.5	72	1.5	2.1	164	4.6

Aventurero	and	231	237	6	2.5	205	5.7

	and	273	274.5	1.5	8	911	22

Las Animas	OGDH-55	51	63	12	4.6	463	11.8

includes		55.5	58.5	3	7.3	1,129	24.6

Aventurero	and	231	232.5	1.5	4.3	64	5.3

	and	238.5	244.5	6	6.3	223	9.7

	includes	241.5	243	1.5	11.7	427	18.2

Las Animas	OGDH-58	180	184.5	4.5	2.3	365	7.9

Las Animas	OGDH-60	87	90	3	23.2	917	37.3

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US
$4.61. The true width of the intercept results remains to be determined.

OGDH-52, 54, 56, and 57 intersected low-grade.

Below is a map, which shows the location of the Las Animas zone in relation to the other significant high-grade underground zones such as Rosario, Aventurero, and San Juan. The location of these zones and how they intersect each other will prove to be a major economic advantage in mining, development costs and scale of future production.

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It is expected within the next 10 days we will have final drill results from the Rosario zone, which may also prove to be very significant to the resource and future mine plan.

All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.